Exhibit 99.1

PRESS RELEASE

Cellectis Completes Sale of $47 million through its ATM Program

New York, NY, April 9, 2021 – Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a clinical-stage biotechnological company employing its core proprietary technologies to develop best-in-class products based on gene-edited allogeneic CAR T-cells in the field of immuno-oncology, today announced that it has completed sales of approximately $47 million of American Depositary Shares (“ADS”) pursuant to the Company’s ATM program established on March 29, 2021 (the “ATM Sales”), through Jefferies LLC (“Jefferies”), acting as sales agent. Each ADS represents one ordinary share of the Company.

In the ATM Sales, an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares have been issued to existing and new investors at an at-the-market price of $19.50 per new ADS.

It is anticipated that the settlement and delivery of the new ordinary shares will take place on April 12, 2021. They will be admitted to trading on the market of Euronext Growth and the issued ADSs will trade on Nasdaq.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ securities was filed with the SEC and became effective upon filing on June 2, 2020. Before purchasing ADSs in the offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. In particular, no public offering of ADSs has been made in Europe.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Cellectis’ securities offering and the settlement thereof. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Cellectis’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future, except as required by law.

For further information, please contact:

Media contacts:

Margaret Gandolfo, 646-628-0300,

Communications Manager

Margaret.gandolfo@cellectis.com

or

Conor McGlodrick, 914-355-0927,

Zeno Group

Conor.Mcgoldrick@zenogroup.com

IR contact:

Simon Harnest, 646-385-9008

VP of Corporate Strategy and Finance

simon.harnest@cellectis.com